##

##

CUSIP No.  874687106                          Page 2 of 11

1.    NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:
      Saad. A. Alissa

2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
  (a)
                                                          (b)

3     SEC USE ONLY


4.    SOURCE OF FUNDS:
      PF

5.    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
REQUIRED PURSUANT TO
      ITEMS 2(d) or 2(e):
      N/A

6.    CITIZENSHIP OR PLACE OF ORGANIZATION:
      Kingdom of Saudi Arabia

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON
WITH:

7.    SOLE VOTING POWER


8.    SHARED VOTING POWER
      803,200

9.    SOLE DISPOSITIVE POWER


10.   SHARED DISPOSITIVE POWER
      803,200

11.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
PERSON:
      803,200

12.   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
CERTAIN
      SHARES:

13.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):
      7.99%

14.   TYPE OF REPORTING PERSON:
      IN

CUSIP No.  874687106                          Page 3 of 11

1.    NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:
      Abdullatif Ali Alissa Est.

2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
  (a)
                                                          (b)

3     SEC USE ONLY


4.    SOURCE OF FUNDS:
      OO

5.    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
REQUIRED PURSUANT TO
      ITEMS 2(d) or 2(e):
      N/A

6.    CITIZENSHIP OR PLACE OF ORGANIZATION:
      Kingdom of Saudi Arabia

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON
WITH:

7.    SOLE VOTING POWER


8.    SHARED VOTING POWER
      634,100

9.    SOLE DISPOSITIVE POWER


10.   SHARED DISPOSITIVE POWER
      634,100

11.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
PERSON:
      634,100

12.   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
CERTAIN SHARES:


13.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):
      6.31%

14.   TYPE OF REPORTING PERSON:
      OO

CUSIP No.  874687106                          Page 4 of 11

1.    NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:
      Financial Investors Limited

2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
  (a)
                                                          (b)

3     SEC USE ONLY


4.    SOURCE OF FUNDS:
      OO

5.    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
REQUIRED PURSUANT TO
      ITEMS 2(d) or 2(e):
      N/A

6.    CITIZENSHIP OR PLACE OF ORGANIZATION:
      Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON
WITH:

7.    SOLE VOTING POWER


8.    SHARED VOTING POWER
      634,100

9.    SOLE DISPOSITIVE POWER


10.   SHARED DISPOSITIVE POWER
      634,100

11.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
PERSON:
      634,100

12.   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
CERTAIN SHARES:


13.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):
      6.31%

14.   TYPE OF REPORTING PERSON:
      OO

CUSIP No.  874687106                          Page 5 of 11

1.    NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:
      General Investors Limited

2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
  (a)
                                                          (b)

3     SEC USE ONLY


4.    SOURCE OF FUNDS:
      OO

5.    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
REQUIRED PURSUANT TO
      ITEMS 2(d) or 2(e):
      N/A

6.    CITIZENSHIP OR PLACE OF ORGANIZATION:
      Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON
WITH:

7.    SOLE VOTING POWER


8.    SHARED VOTING POWER
      169,100

9.    SOLE DISPOSITIVE POWER


10.   SHARED DISPOSITIVE POWER
      169,100

11.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
PERSON:
      169,100

12.   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
CERTAIN SHARES:


13.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):
      1.68%

14.   TYPE OF REPORTING PERSON:
      OO

SCHEDULE 13D
(Amendment No. 2)

      NOTE: All capitalized terms used in this Amendment No. 1 and not defined herein shall have the same meaning as in the statement of Saad A. Alissa on Schedule 13D dated August 31, 1994 and amended October 19, 1994. Except as expressly stated below, there have been no material changes in the information contained in such Schedule 13D, as amended.

Item 2.    Identity and Background

           The persons filing this statement are:

           1) Abdullatif Ali Alissa Est., a sole proprietorship organized under the laws of the Kingdom of Saudi Arabia (the /Establishment/). The Establishment's principal business is importing and operating a dealership for General Motors and Isuzu Motors automobiles, spare parts and accessories. The Establishment's executive officers and directors are Abdullatif Ali Alissa - Chairman; Saad A. Alissa - President; and Abdulmohsen Abdullatif Ali Alissa - Vice President. The principal business address and principal office address of the Establishment and each of its officers and directors is P.O. Box 192, Alkhobar 81962, Saudi Arabia.

           2) Saad A. Alissa an individual whose business address is P.O. Box 192, Alkhobar 81962, Saudi Arabia. Mr.
Alissa's principal occupation is President of the Establishment.

           3) General Investors Limited, a Cayman Islands corporation (/GIL/) of which Mr. Alissa is the sole shareholder. GIL's principal business address and principal office address is c/o Saad A. Alissa, P.O. Box 1111, West Wind Building, 2nd Floor, Grand Cayman, Cayman Islands, BWI. Mr. Alissa is the sole director and Secretary and The Secretary Ltd., a company organized in the Cayman Islands (/TSL/), is the Assistant Secretary of GIL.

           4) Financial Investors Limited, a Cayman Islands corporation (/FIL/) of which the Establishment is the sole shareholder. FIL's principal business address and principal office address is c/o Saad A. Alissa, P.O. Box 1111, West Wind Building, 2nd Floor, Grand Cayman, Cayman Islands, BWI. Mr.

Alissa is the sole director and Secretary and TSL is the Assistant Secretary of FIL.

           For convenience, the Establishment, Mr. Alissa, GIL and
FIL are sometimes collectively referred to as the /Filing
Persons/.

           None of Mr. Alissa, the Establishment, FIL, GIL or the executive officers or directors of the Establishment, FIL or GIL during the past five years, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or was a party to a civil proceeding of a judicial or administrative body resulting in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.

Item 4.    Purpose of Transaction

      The shares of the Company's Common Stock purchased by the Filing Persons have been acquired for investment purposes. The Filing Persons may make additional purchases of Common Stock in the open market or in other transactions depending on their evaluation of the Company's business, prospects and financial condition, the market for the Common Stock, other opportunities available to the Filing Persons, general economic conditions and other factors. Depending on the same factors the Filing Persons may sell all or part of the Shares.

      Although the Filing Persons do not have any present plan or proposal which relates to or would result in the following matters, the Filing Persons will continue to evaluate their investment in the Company and the factors set forth above, and may formulate proposals with respect to such matters:

           (a) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries;

           (b) A sale or transfer of a material amount of assets of the Company or of any of its subsidiaries;

           (c) Any change in the present board of directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

           (d) Any material change in the present capitalization or dividend policy of the Company;

           (e) Any other material change in the Company's business or corporate structure;

           (f) Changes in the Company's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person;

           (g) Causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

           (h) A class of equity securities of the Company becoming eligible for termination of registration pursuant to
Section 12(g)(4) of the Act; or

           (i) Any action similar to any of those enumerated above.

Item 5.    Interest in Securities of the Issuer

           Mr. Alissa is a deemed to be the indirect beneficial owner of an aggregate of 803,200 shares of Common Stock of the Company. This amount includes 169,100 shares owned indirectly through GIL and 634,100 shares owned indirectly through FIL, which is wholly owned by the Establishment. The 803,200 shares of the Company's Common Stock represents 7.99% of the outstanding Common Stock of the Company.

           Mr. Alissa and GIL share the power to vote or the power to dispose of the shares of Common Stock owned by GIL. The Establishment, Mr. Alissa and FIL share the power to vote or dispose of the shares of Common Stock owned by FIL.

           The following table sets forth information with respect to all purchases and sales of Common Stock by the Filing Persons since the last transaction reported in the last amendment to this
Schedule 13D:

  Date of      Number of              Type of             Price
Transaction       Shares            Transaction         Per Share
         10/13/94      2,000    Open Market Purchase       9.125
         10/14/94      8,700    Open Market Purchase       9.125
         10/17/94      5,000    Open Market Purchase       9.25
         10/18/94      5,000    Open Market Purchase       9.25
         10/19/94      5,000    Open Market Purchase       9.00
         10/19/94      5,000    Open Market Purchase       9.125
         10/20/94      5,000    Open Market Purchase       8.875
         10/21/94      5,000    Open Market Sale           9.00
         10/21/94      5,000    Open Market Purchase       8.875
         10/21/94      5,000    Open Market Purchase       9.00
         10/25/94      5,000    Open Market Purchase       9.00
         10/26/94      5,000    Open Market Purchase       8.75
         10/27/94      7,000    Open Market Purchase       8.875
         10/28/94      2,500    Open Market Purchase       8.875
         10/31/94      5,000    Open Market Purchase       8.875
         11/01/94      5,000    Open Market Purchase       8.75
         11/02/94      5,000    Open Market Purchase       8.875
         11/03/94      5,000    Open Market Purchase       8.875
         11/04/94      20,000   Open Market Purchase       9.00
         11/07/94      15,000   Open Market Purchase       8.875
         11/08/94      2,300    Open Market Purchase       8.750
         11/11/94      1,400    Open Market Purchase       8.875
         11/11/94      21,500   Open Market Purchase       9.00
         11/15/94      3,000    Open Market Purchase       8.875
         11/15/94      16,000   Open Market Purchase       9.00
         11/16/94      10,000   Open Market Purchase       8.875
         11/16/94      5,000    Open Market Purchase       8.75
         11/17/94      5,000    Open Market Purchase       8.625




[This Space Left Intentionally Blank]

SIGNATURES


      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.




                                    ABDULLATIF ALI ALISSA EST.


Dated: November 18, 1994        By: /s/ Saad A. Alissa
                                    Saad A. Alissa, President



Dated: November 18, 1994            /s/ Saad A. Alissa
                                    Saad A. Alissa



                                    FINANCIAL INVESTORS LIMITED


Dated: November 18, 1994        By: /s/ Saad A. Alissa
                                    Saad A. Alissa, Secretary



                                    GENERAL INVESTORS LIMITED


Dated: November 18, 1994        By: /s/ Saad A. Alissa
                                    Saad A. Alissa, Secretary

STATEMENT REQUIRED BY RULE 13d-1(f)


      The foregoing amendment to Schedule 13D and any further amendments thereto with respect to the Common Stock of Talley Industries, Inc. is a single joint filing on behalf of the persons named below pursuant to the provisions of Rule 13d-1(f) of the Securities Exchange Act of 1934.


                                    ABDULLATIF ALI ALISSA EST.


Dated: November 18, 1994        By: /s/ Saad A. Alissa
                                    Saad A. Alissa, President



Dated: November 18, 1994            /s/ Saad A. Alissa
                                    Saad A. Alissa

                                    FINANCIAL INVESTORS LIMITED


Dated: November 18, 1994        By: /s/ Saad A. Alissa
                                    Saad A. Alissa, President

                                    GENERAL INVESTORS LIMITED


Dated: November 18, 1994        By: /s/ Saad A. Alissa
                                    Saad A. Alissa, President